Exhibit

Exhibit Description

99.1	Announcement on 2010/05/21: To clarify reports on DIGITIMES on May 21, 2010

99.2	Announcement on 2010/05/24: To announce related materials on acquisition of machinery and equipment

99.3	Announcement on 2010/05/24: To announce related materials on acquisition of machinery and equipment

99.4	Announcement on 2010/05/28: To announce related materials on acquisition of machinery and equipment

99.5	Announcement on 2010/06/2: To announce related materials on acquisition of machinery and equipment

99.6	Announcement on 2010/06/3: To announce related materials on acquisition of machinery and equipment

99.7	Announcement on 2010/06/8: To announce related materials on acquisition of machinery and equipment

99.8	Announcement on 2010/06/10: To announce related materials on acquisition of machinery and equipment

99.9	Announcement on 2010/06/15: Announcement on 2010/06/8: To announce related materials on acquisition of machinery and equipment

99.10	Announcement on 2010/06/15: UMC’s 2010 Annual General Meeting has approved to release the Director from non-competition restrictions

99.11	Announcement on 2010/06/21: Elpida, PTI, and UMC Partner on 3D IC Integration Development For Advanced Technologies Including 28nm

99.12	Announcement on 2010/06/08: May Revenue

99.13	Announcement on 2010/06/15: the trading and pledge of UMC common shares by directors, executive officers and 10% shareholders of UMC

Exhibit 99.1

To clarify reports on DIGITIMES on May 21, 2010

1.Name of the reporting media: DIGITIMES
2.Date of the report:2010/05/21
3.Content of the report: UMC says fund-raising aimed at drawing strategic partner; speculation points to Globalfoundries
4.Summary of the information provided by investors: None
5.Company’s explanation of the reportage or provided information:The company would like to clarify that this article is purely media speculation. Currently, there is no specific target for this private placement, since any private placement activity must first be approved by the AGM, with evaluation beginning only after approval. Regarding the company’s private placement plan, counterparts, and progress, please refer to the public notice on MOPS.
6.Countermeasures: None
7.Any other matters that need to be specified: None

Exhibit 99.2

To announce related materials on acquisition of machinery and equipment

1.Name and nature of the subject matter (e.g.land located at Sublot XX, Lot XX, North District, Taichung City):Machinery and equipment
2.Date of the occurrence of the event: 2010/04/20~2010/05/24
3.Transaction volume (e.g.XX square meters, equivalent to XX p’ing), unit price, total transaction price:Transaction volume:one batch;average unit price: $ 589,146,373NTD;total transaction price: $ 589,146,373NTD
4.Counterparty to the trade and its relationship with the company (if the trading counterpart is a natural person and is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): Applied Materials South East; non-related party transaction
5.Where the counterpart to the trade is an actual related party, a public announcement shall also include the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer and the date of acquisition:Not applicable
6.Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times:Not applicable
7.Anticipated loss or profit from the disposal (not applicable in cases of acquisition of assets) (where originally deferred, the status or recognition shall be stated and explained):Not applicable
8.Terms of delivery or payment (including payment period and monetary amount):1)90% paid upon shipment;10% paid after acceptance 2)100% paid after acceptance
9.The manner of deciding on this transaction (such as tender invitation, price comparison, or price negotiation), the reference basis for the decision on price and the decision-making department:transaction:price negotiation; the reference basis for the decision on price:market price. The decision-making department:the Selection Meeting
10.Name of the professional appraisal institution and its appraisal amount:Not applicable
11.Reason for any significant discrepancy with the transaction amount, and opinion of the certifying CPA:Not applicable
12.Is the appraisal report price a limited price or specific price?:Not applicable
13.Has an appraisal report not yet been obtained?:Not applicable
14.Reason an appraisal report has not yet been obtained:Not applicable
15.Broker and broker’s fee:Not applicable
16.Concrete purpose or use of the acquisition or disposition:To produce integrated circuits
17.Do the directors have any objection to the present transaction?:No
18.Any other matters that need to be specified:None

Exhibit 99.3

To announce related materials on acquisition of machinery and equipment

1.Name and nature of the subject matter (e.g.land located at Sublot XX, Lot XX, North District, Taichung City):Machinery and equipment
2.Date of the occurrence of the event: 2009/05/26~2010/05/24
3.Transaction volume (e.g.XX square meters, equivalent to XX p’ing), unit price, total transaction price:Transaction volume:one batch;average unit price: $561,109,308NTD;total transaction price: $561,109,308NTD
4.Counterparty to the trade and its relationship with the company (if the trading counterpart is a natural person and is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): EDWARDS LTD.; non-related party transaction
5.Where the counterpart to the trade is an actual related party, a public announcement shall also include the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer and the date of acquisition:Not applicable
6.Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times:Not applicable
7.Anticipated loss or profit from the disposal (not applicable in cases of acquisition of assets) (where originally deferred, the status or recognition shall be stated and explained):Not applicable
8.Terms of delivery or payment (including payment period and monetary amount):1)90% paid upon shipment;10% paid after acceptance 2)100% paid after acceptance
9.The manner of deciding on this transaction (such as tender invitation, price comparison, or price negotiation), the reference basis for the decision on price and the decision-making department:transaction:price negotiation; the reference basis for the decision on price:market price. The decision-making department:the Selection Meeting
10.Name of the professional appraisal institution and its appraisal amount:Not applicable
11.Reason for any significant discrepancy with the transaction amount, and opinion of the certifying CPA:Not applicable
12.Is the appraisal report price a limited price or specific price?:Not applicable
13.Has an appraisal report not yet been obtained?:Not applicable
14.Reason an appraisal report has not yet been obtained:Not applicable
15.Broker and broker’s fee:Not applicable
16.Concrete purpose or use of the acquisition or disposition:To produce integrated circuits
17.Do the directors have any objection to the present transaction?:No
18.Any other matters that need to be specified:None

Exhibit 99.4

To announce related materials on acquisition of machinery and equipment

1.Name and nature of the subject matter (e.g.land located at Sublot XX, Lot XX, North District, Taichung City):Machinery and equipment
2.Date of the occurrence of the event: 2010/04/28~2010/05/28
3.Transaction volume (e.g.XX square meters, equivalent to XX p’ing), unit price, total transaction price:Transaction volume:one batch;average unit price: $ 568,882,625NTD;total transaction price: $ 568,882,625NTD
4.Counterparty to the trade and its relationship with the company (if the trading counterpart is a natural person and is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): LAM RESEARCH INTERNATIONAL SARL.; non-related party transaction
5.Where the counterpart to the trade is an actual related party, a public announcement shall also include the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer and the date of acquisition:Not applicable
6.Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times:Not applicable
7.Anticipated loss or profit from the disposal (not applicable in cases of acquisition of assets) (where originally deferred, the status or recognition shall be stated and explained):Not applicable
8.Terms of delivery or payment (including payment period and monetary amount):1)90% paid upon shipment;10% paid after acceptance 2)100% paid after acceptance
9.The manner of deciding on this transaction (such as tender invitation, price comparison, or price negotiation), the reference basis for the decision on price and the decision-making department:transaction:price negotiation; the reference basis for the decision on price:market price. The decision-making department:the Selection Meeting
10.Name of the professional appraisal institution and its appraisal amount:Not applicable
11.Reason for any significant discrepancy with the transaction amount, and opinion of the certifying CPA:Not applicable
12.Is the appraisal report price a limited price or specific price?:Not applicable
13.Has an appraisal report not yet been obtained?:Not applicable
14.Reason an appraisal report has not yet been obtained:Not applicable
15.Broker and broker’s fee:Not applicable
16.Concrete purpose or use of the acquisition or disposition:To produce integrated circuits
17.Do the directors have any objection to the present transaction?:No
18.Any other matters that need to be specified:None

Exhibit 99.5

To announce related materials on acquisition of machinery and equipment

1.Name and nature of the subject matter (e.g.land located at Sublot XX, Lot XX, North District, Taichung City):Machinery and equipment
2.Date of the occurrence of the event: 2009/09/18~2010/06/02
3.Transaction volume (e.g.XX square meters, equivalent to XX p’ing), unit price, total transaction price:Transaction volume:one batch;average unit price: $ 504,749,561NTD;total transaction price: $ 504,749,561NTD
4.Counterparty to the trade and its relationship with the company (if the trading counterpart is a natural person and is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): AGILENT TECHNOLOGIES SINGAPORE; non-related party transaction
5.Where the counterpart to the trade is an actual related party, a public announcement shall also include the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer and the date of acquisition:Not applicable
6.Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times:Not applicable
7.Anticipated loss or profit from the disposal (not applicable in cases of acquisition of assets) (where originally deferred, the status or recognition shall be stated and explained):Not applicable
8.Terms of delivery or payment (including payment period and monetary amount):1)90% paid upon shipment;10% paid after acceptance 2)100% paid after acceptance
9.The manner of deciding on this transaction (such as tender invitation, price comparison, or price negotiation), the reference basis for the decision on price and the decision-making department:transaction:price negotiation; the reference basis for the decision on price:market price. The decision-making department:the Selection Meeting
10.Name of the professional appraisal institution and its appraisal amount:Not applicable
11.Reason for any significant discrepancy with the transaction amount, and opinion of the certifying CPA:Not applicable
12.Is the appraisal report price a limited price or specific price?:Not applicable
13.Has an appraisal report not yet been obtained?:Not applicable
14.Reason an appraisal report has not yet been obtained:Not applicable
15.Broker and broker’s fee:Not applicable
16.Concrete purpose or use of the acquisition or disposition:To produce integrated circuits
17.Do the directors have any objection to the present transaction?:No
18.Any other matters that need to be specified:None

Exhibit 99.6

To announce related materials on acquisition of machinery and equipment

1.Name and nature of the subject matter (e.g.land located at Sublot XX, Lot XX, North District, Taichung City):Machinery and equipment
2.Date of the occurrence of the event: 2010/05/21~2010/06/03
3.Transaction volume (e.g.XX square meters, equivalent to XX p’ing), unit price, total transaction price:Transaction volume:one batch;average unit price: $ 616,771,490NTD;total transaction price: $ 616,771,490NTD
4.Counterparty to the trade and its relationship with the company (if the trading counterpart is a natural person and is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): TOKYO ELECTRON LIMITED; non-related party transaction
5.Where the counterpart to the trade is an actual related party, a public announcement shall also include the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer and the date of acquisition:Not applicable
6.Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times:Not applicable
7.Anticipated loss or profit from the disposal (not applicable in cases of acquisition of assets) (where originally deferred, the status or recognition shall be stated and explained):Not applicable
8.Terms of delivery or payment (including payment period and monetary amount):1)90% paid upon shipment;10% paid after acceptance 2)100% paid after acceptance
9.The manner of deciding on this transaction (such as tender invitation, price comparison, or price negotiation), the reference basis for the decision on price and the decision-making department:transaction:price negotiation; the reference basis for the decision on price:market price. The decision-making department:the Selection Meeting
10.Name of the professional appraisal institution and its appraisal amount:Not applicable
11.Reason for any significant discrepancy with the transaction amount, and opinion of the certifying CPA:Not applicable
12.Is the appraisal report price a limited price or specific price?:Not applicable
13.Has an appraisal report not yet been obtained?:Not applicable
14.Reason an appraisal report has not yet been obtained:Not applicable
15.Broker and broker’s fee:Not applicable
16.Concrete purpose or use of the acquisition or disposition:To produce integrated circuits
17.Do the directors have any objection to the present transaction?:No
18.Any other matters that need to be specified:None

Exhibit 99.7

To announce related materials on acquisition of machinery and equipment

1.Name and nature of the subject matter (e.g.land located at Sublot XX, Lot XX, North District, Taichung City):Machinery and equipment
2.Date of the occurrence of the event: 2010/05/12~2010/06/08
3.Transaction volume (e.g.XX square meters, equivalent to XX p’ing), unit price, total transaction price:Transaction volume:one batch;average unit price: $ 628,442,295NTD;total transaction price: $ 628,442,295NTD
4.Counterparty to the trade and its relationship with the company (if the trading counterpart is a natural person and is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): ASML HONG KONG LTD.; non-related party transaction
5.Where the counterpart to the trade is an actual related party, a public announcement shall also include the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer and the date of acquisition:Not applicable
6.Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times:Not applicable
7.Anticipated loss or profit from the disposal (not applicable in cases of acquisition of assets) (where originally deferred, the status or recognition shall be stated and explained):Not applicable
8.Terms of delivery or payment (including payment period and monetary amount):1)90% paid upon shipment;10% paid after acceptance 2)100% paid after acceptance
9.The manner of deciding on this transaction (such as tender invitation, price comparison, or price negotiation), the reference basis for the decision on price and the decision-making department:transaction:price negotiation; the reference basis for the decision on price:market price. The decision-making department:the Selection Meeting
10.Name of the professional appraisal institution and its appraisal amount:Not applicable
11.Reason for any significant discrepancy with the transaction amount, and opinion of the certifying CPA:Not applicable
12.Is the appraisal report price a limited price or specific price?:Not applicable
13.Has an appraisal report not yet been obtained?:Not applicable
14.Reason an appraisal report has not yet been obtained:Not applicable
15.Broker and broker’s fee:Not applicable
16.Concrete purpose or use of the acquisition or disposition:To produce integrated circuits
17.Do the directors have any objection to the present transaction?:No
18.Any other matters that need to be specified:None

Exhibit 99.8

To announce related materials on acquisition of machinery and equipment

1.Name and nature of the subject matter (e.g.land located at Sublot XX, Lot XX, North District, Taichung City):Machinery and equipment
2.Date of the occurrence of the event: 2009/10/07~2010/06/10
3.Transaction volume (e.g.XX square meters, equivalent to XX p’ing), unit price, total transaction price:Transaction volume:one batch;average unit price: $ 532,608,925NTD;total transaction price: $ 532,608,925NTD
4.Counterparty to the trade and its relationship with the company (if the trading counterpart is a natural person and is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): VARIAN SEMICONDUCTOR EQUIPMENT.; non-related party transaction
5.Where the counterpart to the trade is an actual related party, a public announcement shall also include the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer and the date of acquisition:Not applicable
6.Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times:Not applicable
7.Anticipated loss or profit from the disposal (not applicable in cases of acquisition of assets) (where originally deferred, the status or recognition shall be stated and explained):Not applicable
8.Terms of delivery or payment (including payment period and monetary amount):1)90% paid upon shipment;10% paid after acceptance 2)100% paid after acceptance
9.The manner of deciding on this transaction (such as tender invitation, price comparison, or price negotiation), the reference basis for the decision on price and the decision-making department:transaction:price negotiation; the reference basis for the decision on price:market price. The decision-making department:the Selection Meeting
10.Name of the professional appraisal institution and its appraisal amount:Not applicable
11.Reason for any significant discrepancy with the transaction amount, and opinion of the certifying CPA:Not applicable
12.Is the appraisal report price a limited price or specific price?:Not applicable
13.Has an appraisal report not yet been obtained?:Not applicable
14.Reason an appraisal report has not yet been obtained:Not applicable
15.Broker and broker’s fee:Not applicable
16.Concrete purpose or use of the acquisition or disposition:To produce integrated circuits
17.Do the directors have any objection to the present transaction?:No
18.Any other matters that need to be specified:None

Exhibit 99.9

Important Resolutions from UMC’s 2010 Annual General Meeting

1.Date of the shareholders’ meeting:2010/06/15
2.Important resolutions:
1. Approved the 2009 business report and financial statements
2. Approved the 2009 retained earnings distribution
3. Approved to amend the Company’s “Financial Derivatives Transaction”
4. Approved to amend the Company’s “Acquisition or Disposal of Assets”
5. Approved to release the Director from non-competition restrictions
6. Approved to amend the Company’s “Loan Procedure”
7. Approved to amend the Company’s “Endorsements and Guarantees Procedure”
8. Approved the issuance plan of private placememt for common share, ADR/GDR or CB/ECB, including Secured or Unsecured Corporate Bonds
3.Endorsement of the annual financial statements (indicate “yes” or “no”):yes
4.Any other matters that need to be specified:none

Exhibit 99.10

UMC’s 2010 Annual General Meeting has approved to release the Director from non-competition restrictions

1.Date of the shareholders’ meeting resolution:2010/06/15
2.Name and title of the director with permission to engage in competitive conduct:Independent director, Chung Laung Liu
3.Items of competitive conduct in which the director is permitted to engage:
To act as the director of Macronix International Co., Ltd and the independent director of Powerchip Semiconductor Corporation.
4.Period of permission to engage in the competitive conduct: Same as the period of 11th term of Board of Directors
5.Circumstances of the resolution (please describe the results of the voting under Article 209 of the Company Act):The proposal has been unanimously approved by present shareholders after Chairman solicitated shareholders’ opinions.
6.If the permitted competitive conduct is business of a mainland China area enterprise, the name and title of the director (if it is not business of a mainland China area enterprise, please enter “not applicable” below):Not applicable
7.Company name of the mainland China area enterprise and the director’s position in the enterprise:Not applicable
8.Address of the mainland China area enterprise:Not applicable
9.Business items of the mainland China area enterprise:Not applicable
10.Degree of effect on the Company’s finances and business:Not applicable
11.If the director has invested in the mainland China area enterprise, the monetary amount of the director’s investment and the director’s shareholding ratio:Not applicable
12.Any other matters that need to be specified:
Powerchip Semiconductor Corporation had changed its company name to “Powerchip Technology Corporation” on 2010/5/26.

Exhibit 99.11

Elpida, PTI, and UMC Partner on 3D IC Integration Development For Advanced Technologies Including 28nm

1.Date of occurrence of the event:2010/06/21
2.Counterparty to the contract or commitment:Elpida, PTI
3.Relationship to the Company:None
4.Starting and ending dates (or rescission date) of the contract or commitment:Not applicable.
5.Major content (not applicable where rescinded):3D IC Integration Development
6.Restrictive covenants (not applicable where rescinded):None
7.Effect on company finances and business (not applicable where rescinded):
The resulting technology is expected to increase cost competitiveness, improve logic yield impact, and accelerate entry into the 3D IC market.
8.Concrete purpose/objective (not applicable where rescinded):To provide our customers with a total solution for their 3D IC designs.
9.Any other matters that need to be specified:
Elpida, PTI, and UMC Partner on 3D IC Integration Development For Advanced Technologies Including 28nm
Cooperation will focus on Through-Silicon Via (TSV) process advancement to establish a total 3D IC Logic+DRAM integration solution
Elpida Memory Inc., Powertech Technology Inc. (PTI), and United Microelectronics Corporation (NYSE: UMC; TSE: 2303) (“UMC”), today announced their entry into a 3-way cooperation to advance 3D IC integration technologies for advanced processes including 28 nanometer (nm). This collaboration will leverage the strengths of Elpida’s DRAM, PTI’s assembly, and UMC’s foundry logic technologies to develop a total 3D IC Logic+DRAM integration solution.

“Last year Elpida was the first to successfully develop an 8-gigabit DRAM based on TSV technology,” said Takao Adachi, Director and Chief Technology Officer of Elpida Memory. “The big advantage of this technology is that it enables a large number of I/O connections between logic and DRAM devices. This can massively increase the data transfer rate and reduce power consumption, making possible completely new kinds of high-performance devices. However, we need a solid partnership with a logic foundry to make this happen. The joint development that we now plan with UMC means that we can use the most advanced TSV integration technology to bring together our advanced DRAM technology and UMC’s leading-edge logic foundry technology including experience in providing SoC solutions such as advanced microprocessors. Our plan now is to speed up development in a way that supports ultimate system solutions that will be made possible by freely joining together all kinds of devices through TSV integration.”

“Also, moving forward with TSV integration in a big way means we need less expensive product technology and a manufacturing process that can handle large-volume production on neutral ground,” said Adachi. “We can accomplish this by working with PTI, which brings advanced assembly technology to our partnership. We believe this 3-way cooperation will allow us to deliver a variety of services using TSV technology and enable customers to build more powerful high-performance systems.”

Mr. Iwata, Senior Vice President and R&D CTO of PTI noted, “This 3D IC integration with TSV technology can completely match PTI’s business and technology strategy. PTI has been providing advanced memory package and testing services to global 1st tier memory companies by using wafers as thin as 50um and superb die attach technology which enables 8Die to be stacked in one package in commercial base for smart phone applications. PTI has also been developing a stacked package with 16Die or more to maintain a low package profile. Meanwhile, PTI has been developing SiP for Logic customers since 2007, which we equip with WLCSP, Flip Chip and Passive components by wire bonding and SMT technologies such as System In Module for mobile handheld devices. PTI commits to this collaboration with Elpida and UMC in order to realize high performance from 3D IC integrated devices that are cost effective and contribute to the evolution of the semiconductor industry.”

Mr. S. C. Chien, vice president and head of advanced technology development at UMC, noted, “UMC’s aggressive pursuit of leading-edge technology solutions for our customers has led to a number of significant milestones. We successfully introduced 40nm high performance production for our customers’ ICs in Oct. 2009. Our 28nm, gate-last high-K/metal gate development will be ready to support customer IP verification by the end of 2010. Now, with the increasing technology and cost challenges of CMOS scaling, 3D-IC with TSV becomes another viable “More than Moore” option. However, customers requiring 3D-IC TSV solutions for next generation products are currently encountering multiple challenges such as standardization, supply chain infrastructure, design solutions, thermal stress, integration of package and testing, cost and etc. As a foundry provider of integrated 3D-IC solutions, we are excited to partner with Elpida and PTI to develop a fully integrated TSV solution suitable for a wide range of applications. Leveraging UMC’s leading-edge logic technology and logic design interface with Elpida’s DRAM/TSV technology and PTI’s packaging and testing, this joint development project will allow us to provide our customers with a total solution for their 3D IC designs.” In the meantime, UMC will also support customers requiring other TSV approaches and will actively develop solutions for their needs by working with existing package partners.

Close integration of DRAM and Logic technologies using TSV technology are expected to deliver the performance required for the ongoing convergence of communication, consumer and computing (3C) applications with mobile and handheld electronics. The collaboration will facilitate the development of a total solution that includes Logic+DRAM interface design, TSV formation, wafer thinning, testing and chip stacking assembly for customers. The resulting technology is expected to increase cost competitiveness, improve logic yield impact, and accelerate entry into the 3D IC market.

Exhibit 99.12

United Microelectronics Corporation
June 8, 2010

This is to report the changes or status of 1) Sales volume 2) Funds lent to other parties 3) Endorsements and guarantees 4) Financial derivative transactions for the period of May 2010.

1)	Sales volume (NT$ Thousand)

Period	Items	2010	2009	Changes	%
May	Invoice amount	7,576,682	5,967,215	1,609,467	26.97%
2010	Invoice amount	33,703,936	20,132,420	13,571,516	67.41%
May	Net sales	10,090,157	7,514,440	2,575,717	34.28%
2010	Net sales	46,124,675	25,229,948	20,894,727	82.82%

2)	Funds lent to other parties (NT$ Thousand) : None

3)	Endorsements and guarantees (NT$ Thousand) : None

4)	Financial derivatives transactions

a Hedging purpose : NT$ thousand
UMC

Financial instruments	Forwards	IRS
Deposit Paid	0	0
Royalty Income (Paid)	0	0
Unwritten-off Trading Contracts	6,720,000	5,300,000
Fair Value	(124,705)	60,129
Net Profit from Fair Value	(200,071)	-28,280
Written-off Trading Contracts	36,603,390	9,700,000
Realized profit (loss)	157,403	28,475

b Trading purpose : NT$
thousand
UMC’s subsidiaries
Financial instruments	ECB Investment - Embedded derivatives
Deposit Paid	0
Royalty Income (Paid)	0
Unwritten-off Trading Contracts	50,000
Fair Value	36,267
Net Profit from Fair Value	0
Written-off Trading Contracts	0
Realized profit (loss)	0

Exhibit 99.13

United Microelectronics Corporation
For the month of May, 2010

This is to report 1) the trading of directors, executive officers and 10% shareholders of United Microelectronics Corporation (“UMC”) (NYSE: UMC); 2) the pledge and clear of pledge of UMC common shares by directors, executive officers and 10% shareholders of UMC;

1)	The trading of directors, supervisors, executive officers and 10% shareholders

Title	Name	Number of shares held as of April30, 2010	Number of shares held as of May 31, 2010	Changes

CEO	Shih-Wei Sun	11,565,740	11,556,740	(9,000)

Vice President	Shan-Chieh Chien	2,474,648	1,974,648	(500,000)

Vice President	C. G. Shih	350,544	305,544	(45,000)

2)	The pledge and clear of pledge of UMC common shares by directors, executive officers and 10% shareholders:

		Number of	Number of shares
		shares held as of	held as of
Title	Name	April 30, 2010	May 31, 2010	Changes
Vice President	Shan-Chieh Chien	2,111,215	1,811,215	(300,000)